ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee Laws T +1 617 235 4975 renee.laws@ropesgray.com

May 7, 2021

VIA EDGAR

Ms. Ashley Vroman-Lee

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I (Registration No. 811-06520)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to (i) the Trust’s preliminary proxy statement filed on April 21, 2021, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Trust’s June 17, 2021, special meeting of shareholders of AMG Managers Emerging Opportunities Fund (the “Emerging Opportunities Fund”), a series of the Trust, and (ii) the Trust’s preliminary proxy statement filed on April 21, 2021, pursuant to Regulation 14A under the Exchange Act, relating to the Trust’s June 17, 2021, special meeting of shareholders of AMG FQ Tax-Managed U.S. Equity Fund (the “FQ Tax-Managed U.S. Equity Fund” and, together with the Emerging Opportunities Fund, each a “Fund” and, together, the “Funds”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the applicable proxy statement.

Emerging Opportunities Fund

1. Comment: Please apply the comments previously provided by the Staff to the AMG Funds Family of Funds’ preliminary proxy statements filed on March 22, 2021, pursuant to Regulation 14A, as applicable.

Response: The Trust confirms that it has applied the Staff’s previous comments, as applicable.

2. Comment: Under “Questions and Answers – What is the impact of Proposal 1 on the Fund’s investment objective, principal investment strategies and principal risks?”, please include in the answer that shareholders are not being asked to vote on the changes to the Fund’s principal investment strategies.

Response: The Trust confirms that it has revised the answer as follows:

In connection with the hiring of Veritas, effective May 21, 2021, the Fund will (i) change its name from AMG Managers Emerging Opportunities Fund to AMG Veritas China Fund, (ii) make changes to its principal investment strategies and principal risks, and (iii) replace its primary benchmark index with the MSCI China Index and remove its secondary benchmark index. For more information regarding these and other changes to the Fund, please see the supplement dated March 19, 2021 to the Fund’s prospectus dated February 1, 2021, which is attached as Appendix B to the Proxy Statement. Except with respect to the Fund’s diversification status, shareholders are not being asked to vote on the changes to the Fund’s principal investment strategies.

3. Comment: Please describe the strategic repositioning on page 6 in plain English. The Staff notes that Item 22(c)(1)(vi) of Schedule 14A requires that when an advisory contract is not renewed, the Fund must describe the circumstances. The Staff does not believe a reference to the strategic repositioning is sufficient.

Response: The Trust respectfully notes that the strategic repositioning is described in detail in the letter to shareholders from the President of the Trust that accompanies the proxy statement (the “President’s Letter”). Nonetheless, in response to the Staff’s comment, the Trust has added a footnote on page 6 of the proxy statement that directs the reader to the President’s Letter for a more detailed description of the strategic repositioning. The Trust further notes that the other factors that informed the Board’s determinations are described throughout the proxy statement. For example, the section titled “Proposal 1: Approval of the New Subadvisory Agreement between the Investment Manager and Veritas with respect to AMG Managers Emerging Opportunities Fund. – Board of Trustees Approvals” explains that the Board’s determination was based on a variety of factors and considerations, including, among other things, the recommendation by the Investment Manager, which was based on its ongoing evaluation of Fund characteristics and exposures and subadviser performance and investment strategy, and qualitative and quantitative analysis of Veritas’ organizational structure, investment process, style and long-term performance record. The Board’s considerations are then described in more detail in the section titled “Proposal 1: Approval of the New Subadvisory Agreement between the Investment Manager and Veritas with respect to AMG Managers Emerging Opportunities Fund. – Board of Trustees Recommendation.” Accordingly, the Trust respectfully submits that the proxy statement appropriately describes the circumstances regarding the termination of the Existing Subadvisory Agreements as required by Item 22(c)(1)(vi) of Schedule 14A.

4. Comment: Will there be any repositioning costs in connection with the hiring of Veritas? Please include information regarding whether the Fund will pay for repositioning costs if there are any.

Response: The Trust respectfully notes that there is disclosure on page 7 of the proxy statement that discusses repositioning costs in connection with the hiring of Veritas. In response to the Staff’s comment, the Trust has revised the disclosure on page 7 as follows: “The Fund will also bear ~~any and~~ all registration fees, brokerage commissions, ~~dealer mark-ups,~~ transfer taxes and similar expenses~~, if any,~~ in connection with the purchases and sales of portfolio securities related to the realignment of the Fund’s portfolio.”

5. Comment: The Staff notes that in the section titled “Proposal 1: Approval of the New Subadvisory Agreement between the Investment Manager and Veritas with respect to AMG Managers Emerging Opportunities Fund. – Description of the New Subadvisory Agreement – Compensation,” the paragraph following the subadvisory fee comparison chart states that the hiring of Veritas and the approval of the New Subadvisory Agreement will not increase the management fee rate paid by Fund shareholders. The Staff notes that Veritas will receive a lower rate of compensation under each of the Interim Subadvisory Agreement and the New Subadvisory Agreement than each Existing Subadviser receives under the applicable Existing Subadvisory Agreement. Will the reduction be passed on to shareholders?

Response: The Trust respectfully submits that, as disclosed in the proxy statement, in connection with the hiring of Veritas, the Board of Trustees approved a reduction in the management fee for the Fund from 0.74% to 0.71% and a new contractual expense limitation agreement for the Fund, all of which will be implemented upon the effectiveness of the new subadvisory agreement and will result in the overall reduction of the Fund’s gross and net expense ratios as compared with the Fund’s current fee structure. The proxy statement also discloses that the gross expense ratios for the Fund’s Class N and Class I shares are expected to be reduced from 1.27% to 1.24% and 1.02% to 0.99%, respectively. Nonetheless, the Trust will clarify the paragraph following the subadvisory fee comparison chart in the above-referenced section as follows:

The hiring of Veritas and the approval of the New Subadvisory Agreement will not increase the management fee rate paid by Fund shareholders. In connection with the hiring of Veritas, the Board has approved a 0.03% reduction in the Fund’s management fee to an annual rate of 0.71% of the Fund’s average daily net assets, which will be implemented upon the effectiveness of the New Subadvisory Agreement. The fees paid to Veritas under the New Subadvisory Agreement are not paid by the Fund but are paid by the Investment Manager out of the management fees the Investment Manager receives from the Fund. Shareholders will not experience an increase in expenses as a result of the change in subadvisory fee paid to Veritas and it will not result in an increase in the total expense ratio for the Fund.

FQ Tax-Managed U.S. Equity Fund

6. Comment: Please apply the comments provided to the Emerging Opportunities Fund’s proxy statement to the FQ Tax-Managed U.S. Equity Fund’s proxy statement, as applicable.

Response: The Trust confirms that it has applied any applicable comments and made corresponding disclosure revisions, as applicable, to the FQ Tax-Managed U.S. Equity Fund’s proxy statement.

Please direct any questions you may have with respect to this filing to me at 617-235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc: Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.